Exhibit 99.1

UTStarcom Announces Share Subscription by Shah Capital

Hong Kong, March 12, 2014 — UTStarcom (NASDAQ: UTSI), a global telecommunications infrastructure provider, today announced that it entered into a Share Subscription Agreement (the “ Subscription Agreement”) with Shah Capital Opportunity Fund LP (“Shah Capital”) on March 11, 2014. The transaction was consummated on the same date.

Pursuant to the Subscription Agreement, Shah Capital subscribed for and purchased 2,000,000 shares of common stock, with par value US$0.00375 per share, from the Company for a price of $2.67 per share. This price represents 1.3% premium to the 30-day weighted average of the Company’s common stock price as of March 10, 2014.

Following the close of the transaction, Shah Capital’s beneficial ownership in the Company increased from 21.9% to 26.0%. The purchase was made on top of the recent increase of ownership that occurred in January 2013, at which time Shah Capital increased its holdings from 17.2%.

By increasing its beneficial ownership in the Company through the transaction, Shah Capital has reiterated its confidence that the Company’s ongoing turnaround strategy will produce continued growth and improved performance.

Forward-looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Tokyo, Japan; Fremont, USA; Hangzhou, China; Delhi and Bangalore, India. For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

Jane Zuo

Tel: +852-3750-7632
Email: jane.zuo@utstar.com

May Shen (Beijing)
Tel: +86-10-8591-1951
Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)
Tel: +852-3768-4547
Email: Daniel.DelRe@fticonsulting.com

Simona Kormanikova (New York)
Tel: +1 212-850-5685
Email: Simona.Kormanikova@fticonsulting.com